Exhibit 99.2

FOR IMMEDIATE RELEASE

RADCOM Names Eyal Harari as CEO and
Appoints Yaron Ravkaie to Board of Directors

TEL AVIV, Israel – November 7, 2019 − RADCOM Ltd. (Nasdaq: RDCM) today announced changes to its management, which will become effective January 1, 2020. Mr. Eyal Harari will become the CEO of the Company. Yaron Ravkaie, the Company’s current CEO, will join RADCOM’s board of directors.

Eyal Harari has been with the Company for over 19 years and served in key executive roles with the Company, including as COO of the Company and as CEO of RADCOM’s North American subsidiary, RADCOM, Inc. Eyal was the visionary of RADCOM’s NFV strategy and was instrumental in driving the Company to its leadership position in NFV based assurance.

Ms. Heli (Rachel) Bennun, Executive Chairman of RADCOM’s Board of Directors, commented, “I would like to express sincere gratitude and appreciation to Yaron Ravkaie for his work and accomplishments as RADCOM’s CEO over the past four years. Yaron’s efforts have been instrumental in positioning RADCOM as the leading provider of cloud-native NFV solutions, scaling RADCOM, and serving its top tier customers. Yaron’s unparalleled industry experience makes him an invaluable asset to the Company as a member of its Board of Directors, where he will continue to be influential in driving the Company’s strategy.

Ms. Bennun further commented, “We are pleased to welcome Eyal Harari into his new role as CEO. In his many years with the Company, Eyal has served in key business and technology roles that shaped RADCOM. Eyal was a significant force in RADCOM’s leadership, driving the Company’s move to NFV and delivering RADCOM’s engagement with AT&T and other key accounts. We are confident that his deep knowledge of all aspects of RADCOM and his vast industry knowledge will allow Eyal to successfully lead the Company in addressing the key transformations happening with NFV and 5G.”

Mr. Ravkaie commented, “Over the last four years, RADCOM has been able to reach new markets, create and extend important customer relationships, and deliver a world class-leading NFV service assurance solution. As a result of our efforts over the last few years, we expect to enter 2020 with a strong customer base and meaningful revenue backlog. I feel privileged to have the opportunity to join RADCOM’s Board of Directors and to take part in steering the Company’s strategy. The Company is well-positioned, and I look forward to exciting times ahead. Eyal was a great partner and COO, and I wish him all the best in his new role.”

Mr. Eyal Harari commented, “I am thankful for the opportunity and look forward to leading the Company as it continues its path forward. I would like to thank Yaron for the great partnership and leadership over the years. RADCOM is strong, having gained unparalleled expertise in rolling out very large scale and robust NFV assurance solutions. With our experienced team, world class-leading solutions, customer base, and potential, I believe RADCOM is well-positioned for continued growth. I am excited to lead RADCOM as the pace of 5G rollouts picks up, and as virtualized solutions become the industry standard.”

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in cloud-native, container-based network intelligence solutions for telecom operators transitioning to NFV and 5G. Powered by RADCOM’s patented I.C.O.N technology, the RADCOM Network Intelligence suite delivers Intelligent, Container-based, On-demand, Network Analysis from the RAN to the Core for 5G assurance, utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. Utilizing cutting edge technology such as AI and machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “predict,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the Company’s position on the cutting edge of technology and expected rolling out of solutions, future customer base and backlog, Company growth, industry trends, and Company potential, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.